SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

W. R. GRACE & CO.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38388F108

(CUSIP Number)

James C. Melville

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38388F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WRG Asbestos PI Trust FEIN: 46-4488430
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 10,000,000[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.59%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Number of shares of common stock, par value $.01 per share (“Common Stock”) of W. R. Grace & Co., a Delaware corporation (“WRG”), upon exercise of warrants at an exercise price $17.00 per share (the “Warrants”) granted by WRG to the WRG Asbestos PI Trust, a Delaware statutory trust (the “Trust”) under that certain Warrant Agreement, dated February 3, 2014 (the “Warrant Agreement”), which was entered into pursuant to the First Amended Joint Plan of Reorganization for WRG, and the other Debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware (the “Plan”).
[2]	With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 86,298,454 was used as the total amount of outstanding shares, which amount includes (a) the 76,298,454 shares of Common Stock issued and outstanding as of April 30, 2014, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 38388F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust Advisory Committee, appointed under the WRG Asbestos PI Trust Agreement, dated February 3, 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.59%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Number of shares of Common Stock issuable upon exercise of the Warrants.
[2]	With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 86,298,454 was used as the total amount of outstanding shares, which amount includes (a) the 76,298,454 shares of Common Stock issued and outstanding as of April 30, 2014, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 38388F108

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Roger Frankel, in his capacity as the Asbestos PI Future Claimants’ Representative under the WRG Asbestos PI Trust Agreement, dated February 3, 2014.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.59%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Number of shares of Common Stock issuable upon exercise of the Warrants.
[2]	With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 86,298,454 was used as the total amount of outstanding shares, which amount includes (a) the 76,298,454 shares of Common Stock issued and outstanding as of April 30, 2014, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of W. R. Grace & Co., a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on February 11, 2014. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend Items 3, 4, 5, 6 and 7 and Schedule I of the Schedule 13D as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 1, 2014, the Trust, WRG and WRG-Conn entered into an Obligation Termination Agreement (the “Termination Agreement”) pursuant to which all of the obligations of WRG and WRG-Conn under the Deferred Payment Agreement (PI), the Guarantee, and, as applicable to the Trust, the Share Issuance Agreement, will be terminated in consideration for a cash payment of $632,000,000 (the “Consideration”) to be paid by WRG-Conn at the closing, with the payment guaranteed by WRG. The closing of the transactions set forth in the Termination Agreement shall occur no later than three business days after WRG-Conn receives the proceeds of a debt financing (the “Capital Transaction”) to fund the Consideration, but in no event later than October 31, 2014. WRG-Conn’s obligation to consummate the transaction is not subject to the receipt of the proceeds of any financing. In the event WRG-Conn does not complete a Capital Transaction prior to October 31, 2014, then the Warrant Implementation Letter shall be automatically amended such that if the Trust delivers to WRG an Election Notice (as defined in the Warrant Implementation Letter) requiring WRG to purchase the Warrants prior to the expiration date of the Warrants, payment by WRG pursuant to the Warrant Implementation Letter shall not be due and payable by WRG until the earlier to occur of (A) if a Capital Transaction has been completed subsequent to October 31, 2014 but prior to delivery of an election notice, five (5) business days after delivery of such election notice, or (B) if a Capital Transaction has not been completed prior to delivery of an election notice, then on the earliest to occur of (i) five (5) Business Days after WRG-Conn completes a Capital Transaction, (ii) January 29, 2015, if the election notice is delivered on or before January 22, 2015, or (iii) February 8, 2015, if the election notice is delivered after January 22, 2015. The Termination Agreement contains customary representations, warranties, covenants and conditions to closing; mutual releases of obligations under the Deferred Payment Agreement (PI), the Guarantee, and, as applicable to the Trust, the Share Issuance Agreement; and mutual indemnification obligations for breaches of representations, warranties and covenants. The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is filed herewith as Exhibit 11 and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by (i) the addition of the following immediately following the fourth sentence of the third paragraph and (ii) the deletion of the penultimate and final sentences of the third paragraph:

Pursuant to the Obligation Termination Agreement, all of the obligations of WRG and WRG-Conn under the Deferred Payment Agreement (PI), the Guarantee, and, as applicable to the Trust, the Share Issuance Agreement, will be terminated in consideration for payment of the Consideration by WRG-Conn at the closing, with the payment guaranteed by WRG. Therefore, subsequent to the closing of the transactions described in the Obligation Termination Agreement, (i) WRG-Conn will no longer be required to make the deferred payments to the Trust described above, (ii) WRG’s obligation to guarantee the obligations of WRG-Conn described above will terminate and (iii) WRG’s obligation to issue shares to the Trust pursuant to the Share Issuance Agreement, along with WRG’s other obligations to the Trust thereunder, will terminate.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by replacing the fourth and fifth sentences of the first paragraph thereof with the following:

Based on WRG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, there were 76,298,454 shares of Common Stock issued and outstanding as of April 30, 2014. The 10,000,000 shares of Common Stock beneficially owned by the Trust represent approximately 11.59% of the outstanding shares of Common Stock, including, for purposes of this calculation, the 10,000,000 shares of Common Stock that WRG is irrevocably committed to issue to the Trust at an exercise price of $17.00 per share under the Warrant Agreement subject to the terms of the Warrant Implementation Agreement, as amended by the Termination Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph thereof with the following:

As set forth herein, the Trust is party to the Trust Agreement, Warrant Agreement, Warrant Implementation Agreement, PI Deferred Payment Agreement, Guarantee Agreement, Share Issuance Agreement, Intercreditor Agreement and Termination Agreement. The TAC and the FCR are also parties to the Trust Agreement. Descriptions of the Trust Agreement, Warrant Agreement, Warrant Implementation Agreement, PI Deferred Payment Agreement, Guarantee Agreement, Share Issuance Agreement, Intercreditor Agreement and Termination Agreement contained in this Statement on Schedule 13D are qualified in their entirety by reference to the Trust Agreement, Warrant Agreement, Warrant Implementation Agreement, PI Deferred Payment Agreement, Guarantee Agreement, Share Issuance Agreement, Intercreditor Agreement and Termination Agreement, which are attached hereto as Exhibit 1, Exhibits 3-8 and Exhibit 11, respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NUMBER	TITLE

1	WRG Asbestos PI Trust Agreement, dated February 3, 2014, by and among W. R. Grace & Co., the other Debtors identified therein, the Asbestos PI Future Claimants’ Representative, the Official Committee of Asbestos Personal Injury Claimants, the Asbestos PI Trustees, Wilmington Trust Company and the members of the Trust Advisory Committee (incorporated by reference to Exhibit 10.01 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

2	First Amended Joint Plan of Reorganization for W.R. Grace and other debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware (incorporated by reference to Exhibit 2.01 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

3	Warrant Agreement, dated February 3, 2014, by and between W. R. Grace & Co. and the WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.09 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

4	Warrant Implementation Letter dated October 25, 2012 among W.R. Grace & Co. and the other parties thereto (incorporated by reference to Exhibit 4.10 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

5	Deferred Payment Agreement (PI), dated February 3, 2014, by and between W. R. Grace & Co.-Conn and the WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.02 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

6	W. R. Grace & Co. Guarantee Agreement (PI), dated February 3, 2014 between W. R. Grace & Co. and the WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.03 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

7	Share Issuance Agreement, dated February 3, 2014, by and among W. R. Grace & Co., WRG Asbestos PD Trust and WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.08 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

8	Intercreditor Agreement, dated February 3, 2014, by and between WRG Asbestos PI Trust and WRG Asbestos PD Trust (incorporated by reference to Exhibit 8 of the Schedule 13D filed by the Reporting Persons on February 11, 2014).

9	Registration Rights Agreement, dated February 3, 2014, by and between W. R. Grace & Co. and WRG Asbestos PI Trust (incorporated by reference to Exhibit 4.11 of the Form 8-K of W.R. Grace & Co. dated February 7, 2014).

10	Joint Filing Agreement, dated February 3, 2014, by and among the Reporting Persons (incorporated by reference to Exhibit 10 of the Schedule 13D filed by the Reporting Persons on February 11, 2014).

11	Obligation Termination Agreement, dated August 1, 2014, by and among W. R. Grace & Co, W. R. Grace & Co.- Conn and the WRG Asbestos PI Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2014

WRG ASBESTOS PI TRUST

/s/ Harry Huge
Harry Huge, Trustee

/s/ Lewis Sifford
Lewis Sifford, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Trustee

TRUST ADVISORY COMMITTEE

/s/ Russell W. Budd
Russell W. Budd

/s/ John D. Cooney
John D. Cooney

/s/ Steven Kazan
Steven Kazan

/s/ Joseph F. Rice
Joseph F. Rice

/s/ Perry Weitz
Perry Weitz

FUTURE CLAIMANTS’ REPRESENTATIVE, under the WRG Asbestos PI Trust Agreement

/s/ Roger Frankel
Roger Frankel

SCHEDULE I

Schedule I is hereby amended and supplemented by adding the following person under the heading “Members of the TAC.”

1.	Steven Kazan

2.	Kazan, McClain, Satterley and Greenwood PLC

55 Harrison Street

Oakland, Ca. 94607

3.	Mr. Kazan’s principal occupation is as an attorney and Founding, Senior and Managing Principal of Kazan, McClain, Satterley and Greenwood PLC at the address listed above.

4.	United States.